SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

         For the fiscal year ended December 31, 2000,

                                       or

[  ]     Transition report pursuant to Section 15(d) of the Securities Exchange
         Act of 1934

         For the transition period from ________ to _________.



                             Commission File Number
                                     1-9645



             CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
                            (Full title of the plan)



                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               200 East Basse Road
                            San Antonio, Texas 78209
                            Telephone (210) 822-2828
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

             CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
                               INDEX TO FORM 11-K



REQUIRED INFORMATION

Financial Statements

         Independent Auditor's Report....................................... 3

         Statement of Net Assets Available for Plan Benefits................ 4

         Statement of Changes in Net Assets Available for Plan Benefits..... 5

         Notes to Financial Statements...................................... 6

         Supplemental Schedule..............................................10



                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

                         Date:  June 28, 2001


                         By:       /s/ Randall T. Mays
                            --------------------------------------------------
                            Name:  Randall T. Mays
                            Title: Executive Vice President/
                                   Chief Financial Officer

INDEPENDENT AUDITOR'S REPORT

To the Clear Channel Communications, Inc. 401(k) Savings Plan
San Antonio, Texas

We have audited the accompanying statement of net assets available for plan benefits of the Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements and schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 1999, were audited by other auditors whose report dated June 8, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2000, and the changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2000, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, is presented for the purpose of additional analysis and is not a part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2000, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 15, 2001


CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

ASSETS                                                                                   2000             1999

INVESTMENTS:
Plan interest in Clear Channel Communications,
  Inc. - Master Trust                                                             $  173,357,172   $   233,196,132

RECEIVABLES:
Employer's contribution                                                                1,101,138           464,232
Participants' contributions                                                            1,662,445         1,997,503
Rollovers                                                                                802,939           404,985
                                                                                  --------------   ---------------

Total receivables                                                                      3,566,522         2,866,720
                                                                                  --------------   ---------------

TOTAL ASSETS                                                                         176,923,694       236,062,852

LIABILITIES

Due to Universal Outdoor, Inc. Salary
  Reduction Profit Sharing Plan                                                           95,230                -
Excess contributions                                                                          -                754
Benefit claims payable                                                                        -             19,882
Administrative fees payable                                                               81,275            86,867
                                                                                  --------------   ---------------

TOTAL LIABILITIES                                                                        176,505           107,503
                                                                                  --------------   ---------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                            $  176,747,189   $   235,955,349
                                                                                  ==============   ===============


See notes to financial statements.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2000
------------------------------------------------------------------------------

------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
  Net depreciation in fair value of investments           $       (72,893,142)
  Dividends and interest                                            6,144,620
                                                          -------------------

                                                                  (66,748,522)
Contributions:
Employer                                                            6,390,611
Participants                                                       28,793,002
Rollovers                                                           5,919,909
                                                          -------------------

Total contributions                                                41,103,522

TOTAL ADDITIONS (DECREASES)                                       (25,645,000)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants                                      33,230,451
Administrative expenses                                               332,709
                                                          -------------------

TOTAL DEDUCTIONS                                                   33,563,160
                                                          -------------------

Net Decrease                                                      (59,208,160)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of year                                                 235,955,349
                                                          -------------------

End of year                                               $       176,747,189
                                                          ===================


See notes to financial statements.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------


1.       DESCRIPTION OF PLAN

The following description of the Clear Channel Communications, Inc. (the Company and Plan Sponsor) 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General -- The Plan is a defined contribution plan generally covering all eligible employees of the Company who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions -- Employer contributions to the Plan consist of matching contributions and elective contributions made annually at the discretion of the Plan Sponsor's Board of Directors. The employer contribution was $6,390,611 for the year ended December 31, 2000.

Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under IRS rules and regulations. Participants are always 100% vested in their voluntary contributions.

Participants who are inactive on the last day of the Plan year will not share in the non-elective employer contribution unless necessary to comply with Code
Section 410(b) coverage requirement.

Each year, participants may contribute up to 15 percent of pretax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one sponsored company stock and nine registered investment funds.

Participant Accounts -- Each participant's account is credited with allocations of the Plan Sponsor's contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures -- Participant forfeitures of non-vested contributions are used to reduce employer contributions to the Plan. For the year ending December 31, 2000, approximately $911,000 of forfeitures were used to reduce employer contributions.

Vesting -- Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's contributions is based on years of continuous service. A participant is 100% vested after seven years of credited service (or upon the death or disability of the participant).

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN

DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------
1. DESCRIPTION OF PLAN (continued)

Participant Loans -- Participants may borrow $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear a fixed interest rate determined by the Plan Sponsor.

Payment of Benefits -- On termination of service, the Plan provides that benefits less than $5,000 will be paid by lump sum distribution. For benefits over $5,000, benefits may be paid or rolled over into another qualified plan.

For those who were Plan participants prior to July 1, 1999, benefits may be paid out in quarterly or annual installments. This option is no longer available as of July 1, 2001.

Hardship withdrawals are available to Plan participants upon approval.

2.       SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition -- The Plan's investments are stated at fair value. The Plan's investments in the common stock of the Company are reported at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Payments of Benefits -- Benefits are recorded when paid.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.       PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. - MASTER TRUST

Effective July 1, 1999, the Plan transferred all investments to the Clear Channel Communications, Inc. - Master Trust (Master Trust), which is held by Fidelity Management Trust Company (Trustee). The Master Trust was established for the investment of assets of the Plan and three other Clear Channel Communications, Inc., sponsored retirement plans. As such, certain previous investments were liquidated and redirected to other available investment options. These investments in the Master Trust consist primarily of registered investment companies and sponsored company stock.

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust's assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments), which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan) the income and expenses resulting from the collective investment of the assets.

The proportionate interest of the Plan in the Master Trust at December 31, 2000, was approximately 87%.

4.       INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999:

                                                                                         2000             1999

Clear Channel Communications, Inc.                                                $   81,521,345   $   166,385,276
Fidelity Puritan Fund                                                                 15,214,440                -
Spartan US Equity Index Fund                                                          14,244,585        12,378,207
Fidelity Equity Income Fund                                                           11,948,922                -
Fidelity Dividend Growth Fund                                                         11,873,301                -
Fidelity Retirement Money Market Fund                                                 11,846,782                -
MAS Mid-Cap Growth Advisor Fund                                                        8,998,520                -

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $72,893,142 as follows:

         Company stock                              $  (68,560,880)
         Registered investment funds                    (4,332,262)
                                                    --------------

                                                    $  (72,893,142)
                                                    ==============

5.       RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan Sponsor paid approximately $280,000 in professional fees related to the Plan for the year ended December 31, 2000.

6.       PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the employer's contributions.

7.       TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 7, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.       ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes new accounting and reporting standards for derivative instruments. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", which defers the effective date of SFAS No. 133 for one year to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Plan has not entered into, and is not expected to enter into, any transactions involving derivative instruments or hedging activities. Therefore, management believes there would be no material effect to the Plan's financial statements as a result of implementation of this statement.

9.       SUBSEQUENT EVENTS

Effective May 23, 2001, the Company signed a closing agreement related to an ongoing examination of the Plan by the Internal Revenue Service. As a result of the examination, the Company accrued approximately $777,000 as a qualified non-elective employer contribution at December 31, 2000.

Effective January 1, 2001, the Plan added an additional registered investment fund as an investment option and increased the amount a participant may contribute to a maximum of 20 percent of pre-tax compensation.

On June 1, 2001, the Triumph Taxi Advertising 401(k) Plan merged into the Plan.

                              SUPPLEMENTAL SCHEDULE


CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER: 74-1787539
PLAN NUMBER:  001
DECEMBER 31, 2000
-------------------------------------------------------------------------------------------------------------------



Schedule H, Line 4(I):  Schedule of Assets Held for Investment Purposes at End of Year

                                              Description of investment
     Identity of issuer                        including maturity date,
     borrower, lessor or                              rate of interest,                             Current
     similar party                    collateral, par or maturity value                              value

*    Fidelity PIMCO                                        Total return                  $         4,374,297

     MAS                                    Mid-Cap Growth Advisor Fund                            8,998,520

*    Clear Channel
       Communications, Inc.                                Common Stock                           81,521,345

*    Fidelity Management
       Trust Company                                       Puritan Fund                           15,214,440


*    Fidelity Management
       Trust Company                                 Equity Income Fund                           11,948,922


*    Fidelity Management
       Trust Company                              Low Priced Stock Fund                            3,277,663


*    Fidelity Management
       Trust Company                     Diversified International Fund                            6,662,194


*    Fidelity Management
       Trust Company                               Dividend Growth Fund                           11,873,301

*    Fidelity Management
       Trust Company                       Retirement Money Market Fund                           11,846,782

     Spartan U.S.                                     Equity Index Fund                           14,244,585

     Loans to participants              Various due dates with interest
                                                 rates of prime plus 1%                            3,395,123
                                                                                               -------------

                                                                                         $       173,357,172

*    denotes party-in-interest



See accompanying independent auditor's report.

                                  EXHIBIT INDEX

23.1     Consent of Hanke, Green & Stein

23.2     Consent of Padgett, Stratemann & Co., L.L.P.

99.1     Independent Auditors' Report - Padgett, Stratemann & Co., L.L.P.

                                                                  EXHIBIT 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS



The Board of Directors
Clear Channel Communications, Inc.:


         We hereby consent to the incorporation by reference in the registration statement on Form S-8 of Clear Channel Communications, Inc. filed on November 13, 2000 (Reg. No. 333-49698) of our report dated June 15, 2001, relating to the statements of net assets as of December 31, 2000, and the statement of changes in net assets available for benefits and supplemental schedule for the year ended December 31, 2000 of the Clear Channel Communications, Inc. 401(k) Savings Plan, which appears in the Annual Report on Form 11-K of the Clear Channel Communications, Inc. 401(k) Savings Plan for the year ended December 31, 2000.



HANKE, GREEN & STEIN

San Antonio, Texas
June 26, 2001

 EXHIBIT 23.2

                       CONSENT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Clear Channel Communications, Inc.:

     We hereby consent to the incorporation by reference in the registration statement on Form S-8 of Clear Channel Communications, Inc. filed on November 13, 2000 (Reg. No. 333-49698) of our report dated June 8, 2000, relating to the statement of net assets as of December 31, 1999 of the Clear Channel Communications, Inc. 401(k) Savings Plan, which appears in the Annual Report on Form 11-K of the Clear Channel Communications, Inc. 401(k) Savings Plan for the year ended December 31, 2000.


PADGETT, STRATEMANN & CO., L.L.P.

San Antonio, Texas
June 28, 2001

EXHIBIT 99.1



                                           Independent Auditors' Report



To the Advisory Committee
Clear Channel Communications, Inc. 401(k) Savings Plan
San Antonio, Texas

We have audited the statement of net assets as of December 31, 1999 of the Clear Channel Communications, Inc. 401(k) Savings Plan. This financial statement is the responsibility of the Plan's management.

We  conducted  our  audit  in  accordance  with  generally   accepted  auditing
standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 1999 in conformity with generally accepted accounting principles.




/s/ Padgett, Stratemann & Co., L.L.P.
Certified Public Accountants
June 8, 2000